Exhibit 4.1

DESCRIPTION OF VAREX’S CAPITAL STOCK
The following is a summary of the material terms of Varex’s capital stock contained in Varex’s amended and restated certificate of incorporation and bylaws and the in the Delaware General Corporation Law (“DGCL”). The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation, bylaws or the DGCL.
General
Varex’s authorized capital stock consists of 150 million shares of common stock, par value $0.01 per share, and 20 million shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. Varex’s board of directors may establish the rights and preferences of the preferred stock from time to time.
Common Stock
Each holder of Varex common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of Varex common stock are entitled to receive ratably the dividends, if any, declared from time to time by Varex’s board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Varex, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.
Holders of Varex common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of Varex common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of Varex common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Varex may designate and issue in the future.
Preferred Stock
Varex’s board of directors is authorized, subject to limitations prescribed by the DGCL and by Varex’s amended and restated certificate of incorporation, to issue up to 20 million shares of preferred stock in one or more series without further action by the holders of its common stock. Varex’s board of directors have the discretion, subject to limitations prescribed by the DGCL and by Varex’s amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
Anti-Takeover Effects of Various Provisions of Delaware Law and Varex’s Certificate of Incorporation and Bylaws
Provisions of the DGCL and Varex’s amended and restated certificate of incorporation and bylaws could make it more difficult to acquire Varex by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that Varex’s board of directors may consider inadequate and to encourage persons seeking to acquire control of Varex to first negotiate with Varex’s board of directors. Varex believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute. Varex is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Varex’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Varex’s stockholders.
Classified Board. Varex’s amended and restated certificate of incorporation and bylaws provide that its board of directors was initially divided into three classes, two of which are comprised of two directors and one of which is comprised of three directors. In connection with the spin-off of Varex from Varian, directors of each class were initially elected for staggered three-year terms. In accordance with Varex’s certificate of incorporation, (i) commencing with the class of directors standing for election at the Company’s 2020 annual meeting, directors will stand for election for a two-year term; (ii) commencing with the class of directors standing for election at the Company’s 2021 annual meeting, directors will stand for election for a one-year term; and (iii) commencing with the Company’s 2022 annual meeting, and at each annual meeting thereafter, all directors will stand for election for a one-year term. Until the board is declassified, it would take at least two elections of directors for any individual or group to gain control of Varex’s board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Varex.
At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.
Removal of Directors. For so long as the Varex board of directors is classified, Varex’s amended and restated certificate of incorporation provides that its stockholders may remove its directors only for cause, by an affirmative vote of holders of at least a majority of Varex’s voting stock then-outstanding. Following the 2022 annual meeting, Varex’s stockholders may remove its directors with or without cause by an affirmative vote of at least a majority of Varex’s voting stock then-outstanding.
Amendments to Certificate of Incorporation. Varex’s amended and restated certificate of incorporation provide that the affirmative vote of the holders of at least 66 2/3% of its voting stock then-outstanding is required to amend certain provisions relating to the term and removal of its directors, the filling of its board vacancies, the calling of special meetings of stockholders, stockholder action by written consent, the elimination of liability of directors to the extent permitted by Delaware law and indemnification of directors and officers. The provisions of the amended and restated certificate of incorporation relating to the 66 2/3% voting threshold will be of no force and effect effective as of the completion of the 2021 annual meeting of stockholders and the amended and restated certificate of incorporation may thereafter be amended by the affirmative vote of the holders of at least a majority of the outstanding voting stock then-outstanding.
Amendments to Bylaws. Varex’s amended and restated bylaws provide that they may be amended by Varex’s board of directors or by the affirmative vote of holders of a majority of Varex’s voting stock then-outstanding.
Size of Board and Vacancies. Varex’s amended and restated bylaws provide that the number of directors on its board of directors will be fixed exclusively by its board of directors, except that the minimum number of directors will be three. Any vacancies created in its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Varex’s board of directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.
Special Stockholder Meetings. Varex’s amended and restated certificate of incorporation provides that only the board of directors, pursuant to a resolution adopted by the majority of the whole board, or the chairman of the board of directors may call special meetings of Varex stockholders. The majority of the board of directors must concur with the calling of the meeting by the chairman. Stockholders may not call special stockholder meetings.
Stockholder Action by Written Consent. Varex’s amended and restated certificate of incorporation expressly eliminates the right of its stockholders to act by written consent effective as of the distribution. Stockholder action must take place at the annual or a special meeting of Varex stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Varex’s certificate of incorporation mandates that stockholder nominations for the election of directors will be given in accordance with the bylaws. The amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors as well as minimum qualification requirements for stockholders making the proposals or nominations. Additionally, the bylaws require that candidates for election as director disclose their qualifications and make certain representations.
No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Varex’s amended and restated certificate of incorporation do not provide for cumulative voting.

Undesignated Preferred Stock. The authority of Varex’s board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Varex’s company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Varex’s board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
Limitations on Liability, Indemnification of Officers and Directors and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers' fiduciary duties as directors and officers, and Varex’s amended and restated certificate of incorporation includes such exculpation provisions. Varex’s amended and restated certificate of incorporation and bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Varex, or for serving at Varex’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Varex’s amended and restated certificate of incorporation and bylaws also provide that Varex must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Varex’s amended and restated certificate of incorporation will expressly authorize Varex to carry directors’ and officers’ insurance to protect Varex, its directors, officers and certain employees for some liabilities.
The limitation of liability and indemnification provisions in Varex’s amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Varex’s directors and officers, even though such an action, if successful, might otherwise benefit Varex and its stockholders. However, these provisions do not limit or eliminate Varex’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws.
Exclusive Forum

Varex’s amended and restated certificate of incorporation provide that unless the board of directors otherwise determines, the state courts located within the State of Delaware or, if no state court located in the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Varex, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of Varex to Varex or Varex’s stockholders, any action asserting a claim against Varex or any director or officer of Varex arising pursuant to any provision of the DGCL or Varex’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against Varex or any director or officer of Varex governed by the internal affairs doctrine.
Authorized but Unissued Shares
Varex’s authorized but unissued shares of common stock and preferred stock may be issued without stockholder approval. Varex may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Varex by means of a proxy contest, tender offer, merger or otherwise.

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